Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480
November 7, 2007
Via Facsimile, Federal Express and EDGAR
Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	RAE Systems Inc. Form 10-K for Fiscal Year Ended December 31, 2006 File No. 001-31783
Dear Mr. Vaughn:
This correspondence is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated October 22, 2007, with respect to the Form 10-K of RAE Systems Inc. (the “Company”) for the fiscal year ended December 31, 2006. As requested by the Staff, we are simultaneously submitting this correspondence in conjunction with the Company’s response letter dated the same in accordance with Staff guidance provided in SEC Press Release No. 2004-89 regarding submission of “Tandy” language.
     The Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.
If you should have any questions regarding the above, please do not hesitate to contact me at (408) 952-8404.

Sincerely, RAE Systems Inc.
By:	/s/ Randall Gausman
	Name:	Randall Gausman
	Title:	Chief Financial Officer

cc:	Tara Harkins, Securities and Exchange Commission Martin James, Securities and Exchange Commission Peter Astiz, DLA Piper US LLP

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480
November 7, 2007
Via Facsimile, Federal Express and EDGAR
Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Mail Stop 6010
Washington, DC 20549

Re:	RAE Systems Inc. Form 10-K for Fiscal Year Ended December 31, 2006 File No. 001-31783
Dear Mr. Vaughn
On behalf of RAE Systems Inc. (the “Company”), set forth below are the Company’s response to the comment of the Staff of the Securities and Exchange Commission (the “SEC”), dated October 22, 2007, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006. For your convenience, we have repeated the comment set forth in the Staff’s letter and followed the comment with the Company’s response.
Form 10-K for the Year Ended December 31, 2006
Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
Note 8. Income Taxes, page F-18
1.	We note that you present a $3.9 million deferred income tax asset at December 31, 2006 that appears to primarily relate to your operations in the United States. Giving specific consideration to negative evidence such as cumulative losses in recent years related to your operations in the United States and your losses incurred in the six months ended June 30, 2007, please tell us and revise your future filings to discuss in detail why you believe that it is more likely than not that all of the deferred tax assets will be realized. Please also provide us with a similar analysis of the deferred tax asset at June 30, 2007. Refer to guidance in paragraphs 17(e) and 20-25 of SFAS 109.
Paragraph 20 of SFAS 109 provides instructions that the determination of whether or not a valuation allowance is required must be based on all available evidence, both positive and negative to determine whether, based on the weight of that evidence, a valuation allowance is needed. Information about an enterprise’s current financial position and its results of operations for the current and preceding years ordinarily is readily available. Historical information is supplemented by all currently available information about future years.
At December 31, 2006, the Company evaluated the need for a valuation allowance on its deferred tax assets by evaluating the pretax accounting income and losses for the current period ended and the three preceding periods ended December 31, 2005, 2004 and 2003. The Company assessed it had cumulative income of $4,349,000 for the four year period and thus concluded that the losses incurred in 2006 and

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480
2005 were not indicative of future results. The loss from operations in 2005 was primarily a result of a non-recurring event related to the abandonment of a lease at our California headquarters. While our accounting losses incurred in 2006 and the first half of 2007 created negative evidence that we would be able to realize our deferred tax assets, we believed it was necessary to evaluate these losses excluding certain non-recurring items and including permanent differences. The evaluation included an assessment of the non-recurring items that had occurred in the current and preceding years. As our net deferred tax assets were primarily generated in the U.S. jurisdiction, we analyzed the U.S. portion of our pretax accounting income (loss) from continuing operations for the current year and the preceding three year period adjusted for permanent differences and non-recurring items as follows:

	2006	2005	2004	2003
(Loss) income before income taxes	$(3,456,000)	$(752,000)	$2,503,000	$2,607,000
Loss on abandonment of lease		2,027,000
Permanent differences	1,300,000	120,000

Adjusted (loss) income before income taxes	$(2,156,000)	$1,395,000	$2,503,000	$2,607,000
We determined our average income for the four-year period to be approximately $1,087,000. As the majority of the Company’s deferred tax assets represent future tax deductions that, when realized, will reduce income tax or represent a loss carry-forward for the next twenty year period, we determined that income of approximately $21.7 million would be available over the next twenty year period to realize the net deferred tax asset of $3.9 million.
While our losses for the six-month period ended June 30, 2007 were substantial, at the time we were closing our interim books, we determined we had met our revenue forecasts and would continue to meet our sales forecasts for the third and fourth quarters and with certain cost constraints would allow the Company to return to profitability in the near term and to recognize close to break even results for the year ending December 31, 2007. The Company had objectively verifiable evidence that it had been meeting its revenue targets for the first six-months of the year and had no indicators to believe that the revenue targets for the remaining of the year would not be met.
Additional positive evidence that was considered at December 31, 2006 and June 30, 2007 related to the following:
•	We had sufficient U.S. federal taxable income in 2004 and 2005 to allow a carry back of our 2006 federal loss to obtain a tax refund

•	We have 2005 U.S. federal taxable income of $1.9 million available for the carry back of 2007 U.S. losses, if necessary

•	The Company has never had a tax benefit expire unused
The Company believes that the combination of these factors provided the Company with sufficient evidence that its net deferred tax assets were more likely than not to be realized at December 31, 2006 and June 30, 2007.
Subsequently, the Company determined to abandon certain of its operations to increase future profitability. The Company reported income from continuing operations of $1.1 million for its third

Hazardous Environment Detection Solutions www.raesystems.com	3775 North First Street San Jose, CA 95134 Main: 408-952-8200 Fax: 408-952-8480
quarter ended September 30, 2007. The Company continued to meet its revenue target for its third quarter and expects it will meet its revenue targets for the year ending December 31, 2007. The Company also estimated its average income for the four-year period ending December 31, 2007 per the following:

	2007	2006	2005	2004
(Loss) income before income taxes without discontinued operations	$(2,076,000)	$(3,456,000)	$(752,000)	$2,503,000
Loss on abandonment of lease			2,027,000
Legal expenses for Polimaster case	1,457,000
Permanent differences	451,000	1,300,000	120,000
Adjusted (loss) income before income taxes	$(168,000)	$(2,156,000)	$1,395,000	$2,503,000
The cumulative income of $1,574,000 for the four-year period and average annual income of $394,000 represents income of approximately $7.9 million over the next twenty year period which is sufficient to realize deferred tax assets of $3.2 million. As the Company still has 2005 U.S. taxable income of $1.9 million available for the carryback of any 2007 U.S. loss and has expectations to return the U.S. operations to profitability in the near term, management believes as of September 30, 2007 it is more likely than not that the Company’s net deferred tax assets will be realized. During the Company’s 2008 business plan and operating budget process, the Company anticipates strong revenue growth and profitable operations for 2008. This expectation is based on a number of factors, including the introduction of several new products in 2007 and 2008, growing revenue in each of the geographic markets it serves and continued focus on controlling its operating expenses. The Company believes that the combination of these factors will result in future profitable operations and the realization that the deferred tax assets will be fully utilized.
The Staff’s comment is noted, and in all future relevant filings with the SEC, management will discuss why it believes that it is more likely than not that all of the deferred tax assets will be utilized.
* * *
Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at (408) 952-8404. Thank you for your assistance.

Very truly yours,
/s/ Randall Gausman
Randall Gausman
Chief Financial Officer RAE Systems Inc.

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